Filed Pursuant to Rule 433

Registration No. 333-148513

November 14, 2008

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 14, 2008)

Issuer:	Alabama Power Company
Security:	Series 2008B 5.80% Senior Notes due November 15, 2013
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Coupon:	5.80%
Public Offering Price:	99.856%
Treasury Benchmark:	2.750% due October 31, 2013
US Treasury Yield:	2.284%
Spread to Treasury:	355 basis points
Re-offer Yield:	5.834%
Make-Whole Call:	T+ 50 basis points
Interest Payment Dates:	May 15 and November 15 of each year, beginning May 15, 2009
Format:	SEC Registered
Transaction Date:	November 14, 2008
Expected Settlement Date:	November 21, 2008
Joint-Lead Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.
Co-Managers	HSBC Securities (USA) Inc. Scotia Capital (USA) Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714 or BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. at 212-834-4533.